[LETTERHEAD OF TRILLIUM THERAPEUTICS INC.]

March 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	Trillium Therapeutics Inc.

Registration Statement on Form F-1

Filed March 11, 2015, as amended

File No. 333-202665

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Trillium Therapeutics Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to March 31, 2015 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

In addition, in connection with the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

TRILLIUM THERAPEUTICS INC.

By	/s/ James Parsons
Name:	James Parsons
Title:	Chief Financial Officer